UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tornier N.V.

(Name of Issuer)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N87237 108

(CUSIP Number)

May 15, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N87237 108		13G

1	Name of Reporting Person TMG Holdings Coöperatief U.A.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus (Bermuda) Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person PN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WP (Bermuda) IX PE One Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus (Bermuda) Private Equity Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person OO

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person IN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

CUSIP No. N87237 108		13G

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power(1) 15,846,809

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,846,809

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,846,809

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9(2) 33.6%

12	Type of Reporting Person IN

(1)                                 The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock other than common stock owned of record by such reporting person.

(2)                                 Based upon a total of 47,097,482 ordinary shares issued and outstanding as of May 15, 2013, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 10, 2013.

Item 1(a):	Name of Issuer: The name of the issuer is Tornier N.V., a company organized under the laws of the Netherlands (the “Company”).
Item 1(b):	Address of Issuer’s Principal Executive Offices: The Company’s principal executive office is located at Fred. Roeskestraat 123, 1076 EE Amsterdam, the Netherlands.

Item 2(a):

Name of Person Filing:

This Amendment No. 1 to Schedule 13G is filed by TMG Holdings Coöperatief U.A. (“TMG”), a Dutch coöperatief.  TMG is the direct record owner of 15,846,809 shares of Ordinary Shares (as defined below) of the Company.  TMG is wholly owned by Warburg Pincus (Bermuda) Private Equity IX, L.P. (“WP Bermuda IX”), a Bermuda limited partnership, and WP (Bermuda) IX PE One Ltd. (“WPIX PE One”), a Bermuda company.  The general partner of WP Bermuda IX is Warburg Pincus (Bermuda) Private Equity Ltd. (“WP Bermuda Ltd.”), a Bermuda company.  WP Bermuda IX is managed by Warburg Pincus LLC, a New York limited liability company (“WP LLC,” and collectively with WP Bermuda IX, WPIX PE One and WP Bermuda Ltd., the “Warburg Pincus Entities”).  Charles R. Kaye and Joseph P. Landy are the Managing General Partners of Warburg Pincus & Co., a New York general partnership, and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities.  Each of the Warburg Pincus Entities, Mr. Kaye and Mr. Landy (collectively, the “Warburg Pincus Reporting Persons”) has shared voting and investment control of all of the Ordinary Shares referenced above.  By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of the Ordinary Shares held by TMG.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of Ordinary Shares except to the extent of any indirect pecuniary interest therein.

Item 2(b):

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c):

Citizenship:

TMG is a Dutch coöperatief, WP Bermuda IX is a Bermuda limited partnership, WPIX PE One is a business organized under the laws of Bermuda, WP Bermuda Ltd. is a business organized under the laws of Bermuda and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are United States citizens.

Item 2(d):	Title of Class of Securities: Ordinary Shares, par value €0.03 (“Ordinary Shares”).
Item 2(e):	CUSIP Number: N87237 108

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under section 15 of the Act,
b.	☐	Bank as defined in section 3(a)(6) of the Act,
c.	☐	Insurance company as defined in section 3(a)(19) of the Act,
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940,
e.	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.	☐	Employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F),
g.	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
h.	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
i.	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8:	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The joint filing agreement among the Warburg Pincus Reporting Persons to file this Amendment No. 1 to Schedule 13G jointly is attached to the Schedule 13G previously filed with the U. S. Securities and Exchange Commission by the Warburg Pincus Reporting Persons with respect to the Company on March 3, 2011.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the shares of Ordinary Shares, except to the extent of any pecuniary interest therein.

Item 9:	Notice of Dissolution of Group:
Not applicable.

Item 10:	Certifications:
Not applicable.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

/s/ Timothy J. Curt	May 17, 2013
TMG HOLDINGS COÖPERATIEF U.A., by Timothy J. Curt (Director)	Date
Signature of Reporting Person

/s/ Scott A. Arenare	May 17, 2013
WARBURG PINCUS (BERMUDA) PRIVATE EQUITY IX, L.P.,	Date
by Scott A. Arenare (Authorized Signatory)
Signature of Reporting Person

/s/ Timothy J. Curt	May 17, 2013
WP (BERMUDA) IX PE ONE LTD.,	Date
by Timothy J. Curt (Director)
Signature of Reporting Person

/s/ Scott A. Arenare	May 17, 2013
WARBURG PINCUS (BERMUDA) PRIVATE EQUITY LTD.,	Date
by Scott A. Arenare (Authorized Signatory)
Signature of Reporting Person

/s/ Scott A. Arenare	May 17, 2013
WARBURG PINCUS LLC,	Date
by Scott A. Arenare (Managing Director)
Signature of Reporting Person

/s/ Scott A. Arenare	May 17, 2013
Charles R. Kaye, by Scott A. Arenare (attorney-in-fact)*	Date
Signature of Reporting Person

/s/ Scott A. Arenare	May 17, 2013
Joseph P. Landy, by Scott A. Arenare (attorney-in-fact)*	Date
Signature of Reporting Person

*The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.